Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HMDmd Inc
777 S Hwy 101 Suite 209
Solana Beach, CA 92075
https://hmdmd.com

Up to $1,234,998.60 in Common Stock at $1.65
Minimum Target Amount: $123,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: HMDmd Inc
Address: 777 S Hwy 101 Suite 209, Solana Beach, CA 92075
State of Incorporation: DE
Date Incorporated: January 13, 2019

Terms:

Equity

Offering Minimum: $123,999.15 | 75,151 shares of Common Stock
Offering Maximum: $1,234,998.60 | 748,484 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.65
Minimum Investment Amount (per investor): $499.95

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: For our returning investors and connections, HMDmd offers an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ | 5% bonus shares

Tier 2 Perk: Invest $10,000+ | 12% bonus shares

Tier 3 Perk: Invest $25,000+ | 20% bonus shares

The 10% StartEngine Venture Club Bonus

HMDmd Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.65/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

HMDmd Inc. ("HMDmd" or the "Company") is a Delaware C Corporation that specializes in developing and commercializing advanced wearable surgical monitors designed to enhance surgical visualization. The Company's flagship product, the HMDmd CR3 Wearable Surgical Monitor (WSM), developed in conjunction with our development and manufacturing partner Kopin Corporation (Kopin), provides high-definition 2D and 3D visualization of digital imaging in microsurgical, robotic and minimally invasive procedures. Equivalent to viewing a conventional 50-inch monitor from a distance of 6 feet, the CR3 display provides the surgeon with detailed imagery of the anatomy plus improved ergonomics and real-time case information. CR3 is registered with the FDA and has the European Union equivalent Declaration of Conformity (CE Mark). Our business model is to work with strategic distribution partners which build and market the advanced surgical systems for which CR3 is potentially a leading-edge visualization alternative to the conventional, remotely positioned monitors which are the current standard. As an example, the first distribution partner to commercialize CR3 is Carl Zeiss Meditec AG (Zeiss), the global leader in surgical microscopes.

Our business model has also been designed to leverage the assets and expertise available to us via our partner Kopin, a leading developer and provider of innovative display and application-specific optical solutions. Kopin has granted us with an exclusive license to its intellectual property, under a Technology License Agreement signed in 2019, as amended, that gives us exclusive global rights for the commercial use of the licensed patents, patent applications and know-how in their wearable display technology and systems for use in surgical and interventional medicine applications carried out in medical and surgical facilities. Those rights, subject to certain provisions of the license agreement, include quarterly minimum product order quantities and specified payment terms and failure to comply with these provisions may result in the loss of our rights or termination under the license agreement. In return, Kopin received a minority equity position in the form of warrants in our Company, which, when exercised, would require the Company to issue additional shares of equity, which could result in a dilution of approximately 14.3% based on fully diluted shares outstanding at the time of exercise.

Our global distribution agreement with Zeiss, for commercialization of the CR3 Wearable Surgical Monitor in conjunction with its surgical microscopes, was entered into in July 2024 (as an amendment to a Frame Procurement Agreement previously signed in June 2023). This amended agreement also contains provision for a research and development partnership related to visualization for surgical microscopy, for which we have received upfront funding and which is expected to be implemented in 2025. In addition, Zeiss made a commitment to purchasing an agreed upon number of CR3 units over the next four years and provided an advance payment of $180,000 on the initial purchase of CR3. In April 2025, we made the first shipments against the purchase commitment.

We are also in discussions with additional medtech system companies which are potentially interested in adding a wearable display component to their product line.

Competitors and Industry

Estimated $10-15B Total End-user Available Market Opportunity: HMDmd will access this significant emerging market via a series of partnering agreements. We have an exclusive technology License Agreement with Kopin Corporation, a leading developer and provider of innovative display and application-specific optical solutions. Our commercialization model is partnering with companies which develop and market surgical systems which will be enhanced with the addition of leading-edge, ergonomic, high performance 2D and 3D visualization capability. The first of these partnering agreements is with Carl Zeiss Meditec, the global leader in surgical microscopes, for which shipments of our CR3 Wearable Surgical Monitor commenced in April 2025.

HMDmd's key competitors include Leica MyVeo and Microsoft Hololens, which offer head-mounted solutions which, in the case of the former, is limited to Leica microscopes and in the latter to various surgical planning applications. However, HMDmd differentiates itself through:

- Applications in a wide selection of real-time surgical applications

- Natural, non-polarized 3D visualization

- Ultra-low latency (<20ms), essential for real-time surgical utilization

- Open design ensuring situational awareness for the surgeon at all times in the operating room

- Lightweight form factor (260g/ 9oz) contributing to improved ergonomics for the surgeon

Current Stage and Roadmap

The HMDmd CR3 Wearable Surgical Monitor is a Class 1 medical device ready for full-scale commercialization. First units have been shipped to Zeiss, marking the first step toward global distribution.

Over the next 12-24 months, HMDmd aims to:

- Expand distribution channels through additional OEM relationships

- Launch new product iterations improving surgical workflow and surgeon ergonomics and additional modalities

- Secure additional strategic funding for accelerated market penetration and new product development

The Team

Officers and Directors

Name: John Lyon

John Lyon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Chief Executive Officer and Chairman of the Board
  Dates of Service: January, 2019 - Present
  Responsibilities: Overall management and direction of the Company. Does not currently receive a salary but has a deferred annual salary of $60K plus performance bonus.

Other business experience in the past three years:

- Employer: GI Digital, Inc
  Title: Member of Board of Directors
  Dates of Service: November, 2020 - Present
  Responsibilities: Board member, advisor on strategy

Name: Howard Sampson

Howard Sampson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, CFO
  Dates of Service: January, 2019 - Present
  Responsibilities: Accounting, financial reporting, financial health and strategic planning for the Company and advisor to the CEO and Board of Directors. Does not currently receive a salary but has a deferred annual salary of $60K plus performance bonus.

Other business experience in the past three years:

- Employer: Anabios Corporation
  Title: CFO
  Dates of Service: May, 2012 - January, 2022
  Responsibilities: Accounting, financial reporting, financial health and strategic planning for the Company and advisor to the CEO and Board of Directors.

Name: Allen Newman

Allen Newman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Senior Vice President, and Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Clinical and corporate relationships, market identification and penetration. Receives an annual salary of $60,000 of which $36,000 is deferred plus performance bonus.

Other business experience in the past three years:

- Employer: Stryker Endoscopy
  Title: Consultant
  Dates of Service: June, 2013 - Present
  Responsibilities: Product and Market Consultant

Name: James Lockwood

James Lockwood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Commercial Officer
  Dates of Service: September, 2024 - Present
  Responsibilities: Leads the company's sales and marketing strategy. Receives an annual salary of $150,000 plus commission on units sold.

Other business experience in the past three years:

- Employer: Synaptive Medical
  Title: VP of Sales & Director Business Development
  Dates of Service: June, 2021 - August, 2024
  Responsibilities: Managed the US Sales Force for the company and managed external partnerships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
HMDmd Inc. was formed in January 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HMDmd Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have a history of operating losses, and we may not be able to achieve or sustain profitability.
We have a limited operating history. We have not yet generated substantial revenue from the sales of our Wearable Surgical Monitors (WSM) since the completion of development and transition to manufacturing in 2024.We are not profitable and have incurred losses since our inception in January 2019. We expect to continue to incur losses for at least the next 12 months. To date, we have funded our operations through the sale of common stock, contract revenue, upfront customer deposits and limited product sales. As of December 31, 2024, our accumulated deficit was $2,196,000 and our working capital was $809,000. We believe that cash on hand, forecasted product sales and assuming at least $1.24 million of gross proceeds from this Offering, will be sufficient to fund our operations for the near future, but cannot assure you that our cash needs will not change over time.

We may require substantial additional funding to advance our current plans.
We are focused on our market development efforts and commercialization of the WSM, as well as future development activities for advancements for the WSM. We may need to raise additional capital in the future in order to fund these priorities and achieve our business objectives. We cannot assure you that we will be successful in obtaining additional

financing in the future on terms acceptable to the Company or at all. Our future funding requirements will depend on many factors, including, but not limited to: the cost of our WSM market development, commercialization and future development activities; our need to expand our development activities; the costs of acquiring, licensing or investing in businesses, products and technologies; the economic and other terms and timing of our existing licensing arrangement and any collaboration, licensing or other arrangements into which we may enter in the future; the effect of competing technological and market developments; our need to implement additional internal systems and infrastructure, including financial and reporting systems, quality systems and information technology systems; and our ability to maintain, expand and defend the scope of our intellectual property portfolio. Until we generate a sufficient amount of revenue to finance our cash requirements, which may never occur, we expect to finance future cash needs primarily through product sales, private equity offerings, debt financings, strategic collaborations or public equity offerings. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay or reduce the scope of our operations. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution; and debt financing, if available, may involve restrictive covenants that limit our operations. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our product or grant licenses on terms that may not be favorable to us.

Our strategic focus, on delivering WSM for the Digital Operating Room, may not result in the growth of our business in the timeline we envision or at all.
The success of our business strategy in the timeline we envision is dependent on many factors, including, but not limited to: the ability of Kopin to manufacture and at the quantities we planned; maintaining FDA registration and EU (CE Mark); executing on our marketing strategy; adoption of our WSM by surgical providers; successful commercialization via distributor partners. and; the timely development of ongoing improvements to our WSM by our development partner Kopin Corporation ("Kopin"). All, or any one of these factors, if not executed properly and or timely, could prevent us from executing our business plan and commercializing our WSM.

We are currently highly dependent on a single product in development, the WSM.
We are highly dependent on a single product in development and we cannot give assurance that the WSM can be successfully commercialized. Should we be unable to successfully commercialize the WSM, our business will be negatively affected and we may be forced to sell our assets and close our business.

We are currently highly dependent on Kopin for continued successful development.
Kopin is one of the most qualified development partners in the field of wearable visualization technologies, but we cannot be certain that they will successfully develop future improvements to the WSM in a manner that meets the needs of our customers. Their success is dependent on many factors including but not limited to: ability to hire and retain the services of key employees; supply and affordability of electronic and opto-electronic components is subject to multiple risks, including, but not limited to, geopolitical instability, natural disasters, component discontinuation or obsolescence, long lead times and sudden demand fluctuations; third party vendors to provide the materials and services with the right specifications on a timely basis and at affordable prices if at all; qualifying alternative vendors if primary vendors fail to provide the materials and services and at affordable price; complying with complex procurement, environmental and national and international governmental laws and regulations; protecting and defending their intellectual property and information; avoiding significant disruption in the operation of their facilities; managing risks associated with international commerce; and dealing with natural disasters and the effects on their supply chain. All or any one of these factors could have a significant impact on the continuing future development and future improvements of the WSM.

Our commercial success depends significantly on the intellectual property that we have licensed from Kopin.
Our license agreement with Kopin contains certain minimum purchase requirements , and Kopin has the right to terminate our exclusivity if they are not achieved or we are unable to pay timely. They also have the right to terminate the license on 60 days' notice if we are in breach of certain covenants. Our commercial success depends significantly on the intellectual property that we have licensed from Kopin, and a loss of exclusivity under the license or termination of the license would have a significant material and adverse effect on our business.

We have limited commercial success to date.
We cannot assure you that we will be able to successfully commercialize the WSM for a number of reasons, including, without limitation: the risk of failure in our market development and sales efforts; and the risk that our competitors will introduce more clinically effective or cost-effective alternatives. Failure to successfully commercialize the WSM would have a significant material and adverse effect on our business.

We currently have limited marketing, sales or distribution capabilities.
We currently have limited marketing, sales or distribution capabilities, and there can be no assurance that we will be successful in building such capabilities in the future. To the extent that we enter into additional distribution, co-promotion or other arrangements, our success and revenues will depend on third-parties, whose performance may not be satisfactory and is generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product, and our product revenue and business will be adversely affected.

The medical device industry is increasingly competitive, which can negatively impact our commercial opportunities.
The medical device industry is highly competitive, and we face significant competition from many companies that are

researching and marketing products designed to address visualization, including new entrants in the competitive market. Many of our competitors may have significantly greater financial, manufacturing, marketing and product development resources than we do. Some of the companies we compete with, or expect to compete with, include Microsoft and Apple. In addition, many other universities and private and public research institutions are or may become active in research involving visualization for surgery. We believe that our ability to successfully compete will depend on, among other things: the efficacy, safety and reliability of our product; our ability to commercialize and market our registered product; the cost of our product in relation to competing products; whether our competitors substantially reduce the cost and use of their competing products; our ability to protect and defend intellectual property rights related to our product; our ability to have our distribution partners manufacture and sell commercial quantities of our registered product to the market; our ability to adapt to changes in the regulatory environment; and the effectiveness of our sales and marketing efforts. If our competitors market products that are more effective, safer, easier to use or less expensive than our product, we may not achieve commercial success. In addition, the medical device industry is characterized by rapid technological change. It may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product obsolete or less competitive. We anticipate that the highly competitive surgical environment could lead our competitors to attempt to slow or derail our commercial progress. We are using our best efforts to enter the commercial markets effectively and efficiently while maintaining compliance with all regulatory and legal requirements. Responding to the actions of our competitors will require the attention of our management and may distract the management team from its focus on our commercial operations and lead to increased costs of commercialization, which could have a negative impact on our financial position. We also anticipate that the competitive environment will become more intense because of increased consolidation by companies in the health care industry looking to achieve cost reductions. Such consolidation may have an adverse effect on our business operations.

Future issuances of shares of our common stock may cause significant dilution of equity interests of existing holders of common stock and decrease the market price of shares of our common stock and adversely affect your investment.
We have previously issued warrants that are exercisable into a significant number of shares of our common stock. Should existing warrant holders exercise warrants for shares of our common stock, it may cause significant dilution of equity interests of existing holders of our common stock and reduce the market value of shares of our common stock and adversely affect your investment.

Because our design, development and manufacturing capabilities are limited, we rely on third parties to design, develop, manufacture and supply components of our WSM. An inability to find additional or alternate sources for these services could materially and adversely affect our financial condition and results of operations.
We use third-parties to assist in the design, development and manufacture of our WSM. If these partners are unable to perform in the timeframe or to the levels that we require, we may not be able to establish a contract and engage alternative providers on a timely basis and in the manner that we require. Our ability to replace our contract manufacturer may be difficult because the number of potential manufacturers is limited. The process of identifying and engaging new manufacturers may be time-consuming and costly. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all. Any of the foregoing contingencies may adversely affect our product availability and, as a result, our business.

Reliance on third parties to manufacture or supply some of our product or parts may harm our business if such third parties do not meet regulatory and performance standards. Our product requires precise, high quality manufacturing.
We and our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and non-U.S. regulatory authorities to ensure strict compliance with the quality systems regulations, current "good manufacturing practices" and other applicable government regulations and corresponding standards. If we or our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with Quality System Regulation ("QSR"), we may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for our product, cost overruns or other problems that could seriously harm our business. Any performance failure by us or on the part of our design and development partners or contract manufacturers could delay product development, regulatory clearance or approval of our product, or commercialization of our product, depriving us of potential product revenue and resulting in additional losses. In addition, our dependence on any third party for design, development or manufacturing could adversely affect our future profit margins.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.
Other entities may have or obtain patents or proprietary rights that could limit our ability to manufacture, use, sell, offer for sale or import product, which could impair our competitive position. In addition, to the extent that a third party develops new technology that covers our product, we may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. If licenses are not available to us on acceptable terms, we will not be able to market the product or conduct the desired activities, unless we challenge the validity, enforceability or alleged infringement of the third-party patent or circumvent the third-party patent, which would be costly and would require significant time and attention of our management. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing our product and using the intellectual

property that we have licensed. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts, any of which could materially adversely affect our liquidity, business prospects and results of operations. Third parties may sue us for infringing their patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of proprietary rights of others. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. Furthermore, in connection with our license agreement with Kopin, we generally have agreed to indemnify Kopin for costs incurred in connection with litigation relating to intellectual property rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's time and attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than us because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations. If any parties successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages, we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under such circumstances may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market the product, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

For our WSM, we rely on our license with Kopin, and any loss of our rights under such license agreement, or failure to properly prosecute, maintain or enforce the patent applications underlying such license agreement, could materially adversely affect our business prospects for the WSM.
All of the patents and patent applications related to the WSM are licensed pursuant to a license agreement with Kopin. The Kopin license agreement gives us rights for the commercial exploitation of the licensed patents, patent applications and know-how, subject to certain provisions of the license agreement. Failure to comply with these provisions could result in the loss of our rights under the license agreement. Our inability to rely on these patents and patent applications which are the basis of our WSM technology would have a serious adverse effect on our business. Further, our success will depend in part on the ability of us, Kopin and other third-party licensors to obtain, maintain and enforce patent protection for our licensed intellectual property and, in particular, those patents to which we have secured exclusive rights. We, Kopin or other third-party licensors may not successfully prosecute the intellectual property which is licensed to us, may fail to maintain licensed patents, and may determine not to pursue litigation against other companies that are infringing such patents, or may pursue such litigation less aggressively than necessary to obtain an acceptable outcome from any such litigation. Without protection for the intellectual property we have licensed, other companies might be able to offer substantially identical products for sale, which could materially adversely affect our competitive business position, business prospects and results of operations.

If we or our licensor are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and product could be adversely affected.
In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we will seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also generally provide and will generally provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

If we are unable to obtain and enforce patent protection for our product, our business could be materially harmed.
Our success depends, in part, on our ability to protect proprietary methods and technologies that we have a license to under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from unlawfully using inventions and proprietary information of third-parties. However, we may not hold proprietary rights to some patents required for us to commercialize our product. Because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after such date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by pending patent applications without our being aware of those applications, and patent applications that we have rights to may not have

priority over those applications. For this and other reasons, we or our third-party collaborators may be unable to secure desired patent rights, thereby losing desired exclusivity. If licenses are not available to us on acceptable terms, we will not be able to market the affected product or conduct the desired activities, unless we challenge the validity, enforceability or infringement of the third-party patent or otherwise circumvent the third-party patent. Our strategy depends on our ability to promptly identify and seek patent protection for our discoveries. In addition, we may rely on third-party collaborators to file patent applications relating to proprietary technology that we develop jointly during certain collaborations. The process of obtaining patent protection is expensive and time-consuming. If our present or future collaborators fail to file and prosecute all necessary and desirable patent applications at a reasonable cost and in a timely manner, our business will be adversely affected. Despite our efforts and the efforts of our collaborators to protect our proprietary rights, unauthorized parties may be able to develop and use information that we regard as proprietary. The issuance of a patent provides a presumption, but does not guarantee, that it is valid. Any patents we have obtained rights to, or obtain in the future, may be challenged or potentially circumvented. Moreover, the United States Patent and Trademark Office (the "USPTO"), may commence interference proceedings involving licensed patents or patent applications. Any such challenge to patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business. In addition, future court decisions may introduce uncertainty in the enforceability or scope of any patent, including those owned by medical device companies. Any pending patent applications that we have rights to may not result in issued patents. The patent position of medical device companies is generally uncertain and involves complex legal and factual considerations. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in medical device patents. Accordingly, we do not know the degree of future protection for the proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, the enforceability or scope of our licensed patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection for rights to pending patent applications, those that may be filed in the future, or those we may license from third parties. We cannot assure you that any patents that will issue, that may issue or that may be licensed to us will be enforceable or valid or will not expire prior to the commercialization of our product, thus allowing others to more effectively compete with us. Therefore, any patents that we license may not adequately protect our future product.

Even if we obtain regulatory registrations, clearances or approvals for our products, the terms thereof and ongoing regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate anticipated revenues.
Once regulatory registration, clearance or approval has been obtained, the registered, cleared or approved product and its manufacturer are subject to continual review. Any registered, cleared or approved product may be promoted only for its indicated uses. In addition, if the FDA or other non-U.S. regulatory authorities register, clear or approve any of our product, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive regulatory requirements. We and any outsourced manufacturers of our product are also required to comply with the FDA's QSR, or similar requirements of non-U.S. regulatory authorities which includes requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation as well as other quality system requirements and regulations from non-U.S. regulatory authorities. All manufacturing facilities are subject to ongoing regulatory inspection. We are also obliged to register with the California Department of Health (CDPH), Food and Drug Branch, and obtain a Medical Device License as a Specification Developer and non-stocking Distributor. In the references to FDA below, the "FDA requirements" and related obligations imply also the applicable requirements of California Department of Health, Food and Drug Branch. If the manufacturing facilities that we used fail to comply with the regulatory requirements of the FDA or other non-U.S. regulatory authorities, either before or after registration, clearance or approval, or if previously unknown problems with our product, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including: restrictions on the product, manufacturers or manufacturing process; adverse inspectional observations (Form 483), warning letters, non-warning letters incorporating inspectional observations, or consent decrees; civil or criminal penalties or fines; injunctions; product seizures, detentions or import bans; voluntary or mandatory product recalls and publicity requirements; suspension or withdrawal of regulatory clearances or approvals; total or partial suspension of production; imposition of restrictions on operations, including costly new manufacturing requirements; refusal to register, clear or approve pending applications or premarket notifications; and import and export restrictions. Any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition. Furthermore, key component suppliers or manufacturers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our product on a timely basis and in the required quantities, if at all. In addition, the FDA and other non-U.S. regulatory authorities may change their policies and additional regulations may be enacted that could prevent or delay regulatory registration, clearance or approval of our product. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we would likely not be permitted to market our future product and we may not achieve or sustain profitability.

We may be liable if the FDA or another regulatory agency concludes that we have engaged in the off-label promotion of our

product.
Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of the off-label use of the WSM. Healthcare providers may use our product off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials, sales practices or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign regulatory authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties. In addition, the off-label use of our product may increase the risk of product liability claims. Product liability claims are expensive to defend and could result in substantial damage awards against us and harm our reputation.

The regulatory registration, approval and clearance processes are expensive, time-consuming and uncertain and may prevent us from the commercialization of our product.
Regulatory approval of a premarket approval ("PMA") application, or supplement or clearance pursuant to a 510(k) premarket notification, or granting of a de novo request, if such is deemed required, is not guaranteed, and the approval or clearance process, as the case may be, is expensive, uncertain and may, especially in the case of the PMA application, take several years. The FDA also has substantial discretion in the medical device clearance process or approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to repeat or perform additional development, standardized testing, pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA clearance or approval varies depending on the medical device candidate, the disease or condition that the medical device candidate is designed to address, and the regulations applicable to any particular medical device candidate. The FDA or other non-U.S. regulatory authorities can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including: a medical device candidate may not be deemed to provide a reasonable assurance of safety or effectiveness, in the case of a PMA application; a medical device candidate may not be deemed to be substantially equivalent to a lawfully marketed predicate device through the 510(k) premarket notification process; a medical device candidate may not be deemed to be in conformance with applicable standards and regulations; the FDA or other regulatory authorities may not find the data from pre-clinical evaluation studies and clinical trials sufficient; the FDA may not approve processes or facilities of any of our third-party manufacturers for a Class III PMA device, if the device is classified as such; other regulatory authorities may not approve processes or facilities of any of our third-party manufacturers, thereby restricting our ability to export; or the FDA or other regulatory authorities may change clearance or approval policies or adopt new regulations. The laws governing the regulatory approval or clearance pathways in jurisdictions outside of the United States are complex. We need to ensure that our activities, and the activities of our distributors and agents, comply with such laws. If we do not comply with such laws, we may not be able to sell our WSM, in all jurisdictions we have targeted, which could have an adverse effect on our business operations and financial condition.

Once a product is registered, cleared or approved, modifications may require new registrations, 510(k) clearances, de novo clearance, premarket approvals or new or amended CE Certificates of Conformity, and may require us to cease marketing or recall the modified product until clearances, approvals or the relevant CE Certificates of Conformity are obtained.
Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use requires a new registration 510(k) clearance or, possibly, a PMA or de novo clearance. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA disagrees with our determinations for any future changes, or prior changes to, previously marketed product, as the case may be, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Furthermore, the FDA's ongoing review of the 510(k) program, if our products are deemed subject to such, may make it more difficult for us to make modifications to our product, either by imposing more strict requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. In October 2017, the FDA issued guidance documents addressing when to submit a new 510(k) due to modifications to 510(k) cleared product and the criteria for evaluating substantial equivalence. The interpretation of the guidance documents by the FDA staff could lead to instances where the FDA disagrees with the Company's decision regarding a change, and could result in warning letters and other enforcement actions.

Even after registration, clearance or approval for a product is obtained, we are subject to extensive post-market regulation by the FDA and other regulators. Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.
Even after we have obtained the proper regulatory registration acceptance clearance or approval to market a product, the FDA has the power to require us to conduct post-market studies. These studies can be very expensive and time-consuming to conduct. Failure to complete such studies in a timely manner could result in the revocation of registration, clearance or approval and the recall or withdrawal of a product, which could prevent us from generating sales from that product in the United States. The FDA has broad enforcement powers, and any regulatory enforcement actions or inquiries, or other increased scrutiny on us, could dissuade some surgeons from using our product and adversely affect our reputation and the perceived safety and efficacy of our product. We are also required to comply with the FDA's QSR, which covers the methods

used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of our marketed product. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. In addition, in the future, regulatory authorities and/or customers may require specific packaging of sterile product, if such sterility becomes a requirement, which could increase our cost and the price of our product. Later discovery of previously unknown problems with our product, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such product or manufacturing processes, withdrawal of the product from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

If one of our product malfunctions, causes or contributes to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.
Under the FDA's MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our product in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition. We are also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations. All manufacturers bringing medical devices to market in the European Economic Area (EEA) are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer's device is suspected to be a contributory cause, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required. Any adverse event involving our product could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

A recall of our product, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our product, could have a significant adverse impact on us.
The FDA and similar foreign governmental authorities such as the competent authorities of the EU countries have the authority to require the recall of commercialized product in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Any future recalls of any of our product would divert managerial and financial resources and could have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our product in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

U.S. legislative or FDA regulatory reforms may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to manufacture, market and distribute our product after approval is obtained.
Legislative changes could significantly alter the statutory provisions governing the registration, regulatory approval, manufacture and marketing of regulated product. In addition, FDA regulations and guidance could be revised or reinterpreted by the FDA in ways that could significantly affect our business and our product. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

Even if we receive regulatory clearance or approval to market a product, the market may not be receptive to such product, which could undermine our financial viability.
Even if a product obtains regulatory clearance or approval, per new or amended regulatory requirements, resulting product may not gain market acceptance among physicians, patients, health care payors and/or the medical community. We believe that the degree of market acceptance of products will depend on a number of factors, including: timing of market introduction of competitive products; safety and efficacy of our products; physician training in the use of our products; and strength of marketing and distribution support. If applicable, availability of coverage and reimbursement from government and other third-party payors can also impact the acceptance of product offerings.

We may be subject, directly or indirectly, to federal and state anti-kickback, fraud and abuse, false claims, privacy and security and physician payment transparency laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Our business activities are subject to additional healthcare regulation and enforcement by the federal government and by

authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician payment transparency laws. If our operations are found to be in violation of any of such laws that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Current legislation and future legislative or regulatory reform of the health care system may affect our ability to sell our product profitably.
In the United States, there have been, and we expect there to continue to be, a number of legislative and regulatory initiatives, at both the federal and state government levels, to change the healthcare system in ways that, if approved, could affect our ability to sell our product profitably. While many of the proposed policy changes require Congressional approval to implement, we cannot assure you that reimbursement payments under governmental and private third-party payor programs to health care providers will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private payor programs could negatively affect our business. We are unable to predict what additional legislation or regulation relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other health care system reforms that are adopted could have a material and adverse effect on our ability to commercialize our product successfully.

If we fail to attract and retain key members of management, we may be unable to successfully commercialize our product.
Our future success depends, in part, on our ability to attract and retain our executive officers. The replacement of any of our key personnel likely would involve significant time and costs, may significantly delay or prevent the achievement of our business objectives and may harm our business.

We may become subject to potential product liability claims, and we may be required to pay damages that exceed our insurance coverage.
Our business exposes us to potential product liability claims that are inherent in the design, testing, manufacture, sale and distribution of our product that we are seeking to introduce to the market. Surgical medical devices involve significant risks of serious complications. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or in our inability to secure coverage in the future on commercially reasonable terms, if at all. In addition, if our product liability insurance proves to be inadequate to pay a damages award, we may have to pay the excess of this award out of our cash reserves, which could significantly harm our financial condition. If longer-term patient results and experience indicate that our product or any component of a product causes serious adverse effects, we could be subject to significant liability. A product liability claim, even one without merit, could harm our reputation in the industry, lead to significant legal fees, and result in the diversion of management’s attention from managing our business.

If we experience an intrusion of or disruption to our information technology systems, we may be harmed. We rely on sophisticated information technology systems to operate our business.
Our systems are subject to cyber-attacks, viruses, worms, malicious software programs, outages, equipment malfunction or constraints, software deficiencies, human error and other malicious intrusions, which may materially disrupt our business and compromise our data. We may not be able to anticipate and prevent such disruptions or intrusions, and we may not be able to mitigate them when and if they occur. Our ability to effectively operate our business and comply with applicable laws and regulations may be materially impaired by any such disruption or intrusion. Furthermore, we may incur significant costs in responding to any such disruption or intrusion and remedying our systems. In such event we may also be subject to litigation and other potential liability, which could materially impact our business and financial condition. Moreover, a breach or disruption of our information technology systems could damage our reputation.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, tariffs, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
KOPIN Corporation (Ownership is held via rights to purchase 22% of the Company's securities at the time of conversion via warrant agreements. The warrant agreements can convert into Common Stock or if more than one class, the right to choose which class for which it wishes to exercise their warrants.)	3,232,563	Common Stock	22.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 748,484 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 14,693,469 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount of fully dilutive shares outstanding includes rights to 3,311,653 shares to be issued pursuant to outstanding warrants.

The total amount of fully dilutive shares outstanding includes rights to 3,000,000 shares of common stock reserved pursuant to the Company's 2019 Equity Plan of which 2,591,000 have been granted to employees and consultants under the Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2023 was $40,850 compared to $96,560 in fiscal year 2024. The increase in revenue was due to contract revenue and an increase of 29% in the sale of prototype and clinical evaluation product sales of 29%.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 were $45,135 compared to $62,564 in fiscal year 2024.

The increase in 2024 was associated with a greater number of clinical evaluation units provided to our distributor and other potential distributors.

<u>Gross Margins</u>

Gross margins for fiscal year 2023 were ($4,286). compared to $33,995 in fiscal year 2024 due to a portion of the contract revenue recognized on a 4 year development contract with our distributor that does not have any direct expense associated with it.

<u>Expenses</u>

Expenses for fiscal year 2023 were $739,618 compared to $842,994 in fiscal year 2024.

The increase in 2024 over 2023 was due to moving away from development and manufacturing scale up to expanding our commercialization effort. During 2024 we hired our first two non-founder employees, a commercialization V.P. and an administrator/controller.

Historical results and cash flows:

We have not yet generated substantial revenue from the sales of CR3 since the completion of development and transition to manufacturing in 2024. We expect to continue to incur losses for at least the next 12 months or so. As of December 31, 2024, our accumulated deficit was approximately $2,200,000. To date, we have funded our operations through the sale of common stock, contract development funding, upfront customer deposits and product sales. We anticipate funding future operations and new product development primarily through product sales to distributors and the sale of equity securities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of March 31, 2025 is $649,560.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign will provide us with needed capital to finance purchases of CR3 finished goods inventory, which could reduce the time to fill current and future orders on a more timely basis, thus resulting in potential accelerated revenue growth.. It will also provide us with the needed funds to compensate the existing key staff, and hiring of a few key employees needed to operate and grow the our business, including paying the existing founders who have been working without cash compensation since 2019 (with the exception of one founder who has been receiving $2,000 per month since September 2024).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 66% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we are only able to raise the minimum, we will most likely not be able to accelerate the growth of the Company's revenue at the level we would like nor start any new product development and thus we may have to seek other ways to raise additional funds through the sale of equity, debt or other sources of financing or we will need to reduce our expenditures.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum amount under this offering along with cash flow from sales of CR3 under our distribution agreement with Carl Zeiss Meditec A.G., and planned sales of CR3 to other potential distributors currently evaluating CR3, we should be able to fund existing planned operations, including funding to begin development of our second product, for the foreseeable future, assuming no unforeseeable events.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including the sale of equity securities, debt and other sources available, should it not raise the maximum amount of funds in this offering. Those funds would be used to fund inventory growth and support commercialization. Should we raise the maximum amount in this offering, we may still consider additional future sources of capital to accelerate future product development.

Indebtedness

- Creditor: Kopin Corporation
  Amount Owed: $100,000.00
  Interest Rate: 2.72%
  Maturity Date: December 31, 2024
  Debt is as of March 31, 2025. Total amount owed is $100,000 plus accrued interest of $16,553. The Convertible Promissory Note (the 'Note') with a principal amount of $100,000, bearing interest at 2.72% per annum, entered into in 2019 and amended in 2020, was the first investment received by the Company. The funds were used to explore the market for wearable surgical monitors. The Note, and any accrued and unpaid interest, at the option of the holder, is convertible into cash or the Company's equity securities, in the form of a 10 year Warrant (Kopin Note Warrant) at the time of conversion. The Note will be deemed satisfied if Kopin exercises the warrant. If the Note and any accrued and

unpaid interest is converted into the Kopin Note Warrant, the warrant would automatically require the Company to issue additional shares of equity, which could result in a dilution of up to 7.7% of the fully dilutive shares outstanding at the time of exercise. The Note is subject to acceleration in the event of default, including breach of certain covenants, in which case the outstanding principal and accrued interest would become immediately due and payable.

- Creditor: Accounts Payable other than Kopin
  Amount Owed: $21,736.00
  Interest Rate: 0.0%
  Maturity date is 30-60 days. Standard Vendor Terms

- Creditor: Accrued Expenses
  Amount Owed: $208,958.00
  Interest Rate: 0.0%
  Maturity date is 30-120 days

- Creditor: Deferred Revenue both current and non-current
  Amount Owed: $794,874.00
  Interest Rate: 0.0%
  Recognized as income when earned

- Creditor: Kopin
  Amount Owed: $663,756.00
  Interest Rate: 0.0%
  Maturity date is 30-90 days. Standard vendor terms

Related Party Transactions

- Name of Person: Kopin Corporation
  Relationship to Company: Contract development and contract manufacturing partner
  Nature / amount of interest in the transaction: Warrant holder, with rights to acquire up to 22% of the equity securities of the Company at the time of exercise and Convertible Promissory Note holder.
  Material Terms: The Company's lead product CR3 was developed at Kopin under an exclusive technology license agreement. Kopin is also our contract manufacturer and has rights to acquire 22% of the Company granted via the Convertible Promissory Note and Technology License Agreement.

Valuation

Pre-Money Valuation: $24,244,223.85

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.15 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  76.5%
  To fund existing inventory order and new orders.

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  39.0%
  To fund existing inventory order and new orders.

- Staffing
  40.0%
  To pay existing employees and at least 2 new hires

- General Operating
  12.0%
  To pay for operational supportive costs and unforeseen expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hmdmd.com (https://hmdmd.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hmdmd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR HMDmd Inc

[See attached]

HMDmd

HMDMD INC. (the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HMDMD Inc. Management

We have reviewed the accompanying financial statements of HMDMD INC. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, specific circumstances raise uncertainty about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

RNB Capital LLC

Tamarac, FL
April 14, 2025

HMDMD INC.
STATEMENT OF FINANCIAL POSITION

		As of December 31,		
		2024		2023
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	808,810	$	1,147,387
Accounts Receivable		-		-
Prepaid Expenses		101		174,067
Inventory Assets		367,700		-
Total Current Assets	$	1,176,611	$	1,321,454
Non-Current Assets:				
Fixed Assets - Net	$	404,664	$	-
Total Non-Current Assets		404,664		-
TOTAL ASSETS	$	1,581,275	$	1,321,454
LIABILITIES AND EQUITY				
Current Liabilities:				
Convertible Note	$	100,000	$	100,000
Interest Accrued on Note		15,873		13,149
Accounts Payable		205,596		14,071
Accrued Expenses		299,123		2,015
Deferred Revenue - Current		598,000		365,310
Total Current Liabilities	$	1,218,592	$	494,545
Non-Current Liabilities:				
Deferred Revenue - Non Current	$	218,750	$	-
Total Non-Current Liabilities		218,750		-
TOTAL LIABILITIES	$	1,437,342	$	494,545
EQUITY				
Common Stock, par value $0.0001, authorized shares 20,000,000, shares issued and outstanding 8,381,816	$	838	$	838
Additional Paid In Capital		1,958,511		1,958,511
APIC - Stock Options		380,723		299,440
Accumulated Deficit		(2,196,139)		(1,431,880)
TOTAL EQUITY	$	143,933	$	826,909
TOTAL LIABILITIES AND EQUITY	$	1,581,275	$	1,321,454

See Accompanying Notes to these Unaudited Financial Statements

HMDMD INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2024	2023
Revenues		
Contract Revenue	$ 43,750	$ -
Sales Revenue	52,810	40,850
Cost of Goods Sold	$ (62,564)	$ (45,136)
Gross Profit	**$ 33,996**	**$ (4,286)**
Operating Expenses		
Product Development	$ 425,796	$ 682,374
Sales and Marketing	171,473	2,488
General and Administrative	245,725	54,757
Total Operating Expenses	**$ 842,994**	**$ 739,619**
Total Loss from Operations	**$ (808,998)**	**$ (743,905)**
Other Income (Expense)		
Interest Income	$ 47,463	$ 56,545
Interest Expense	(2,724)	(2,731)
Total Other Income (Expense)	**$ 44,739**	**$ 53,814**
Net Income (Loss)	**$ (764,259)**	**$ (690,091)**

See Accompanying Notes to these Unaudited Financial Statements

HMDMD INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Retained earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	APIC-Stock Options	(Deficit)	Equity
Beginning balance at 1/1/23	8,381,816	838	1,958,511	178,165	(741,789)	1,395,725
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	121,275	-	121,275
Net income (loss)	-	-	-	-	(690,091)	(690,091)
Ending balance at 12/31/23	8,381,816	838	1,958,511	299,440	(1,431,880)	826,909
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	81,283	-	81,283
Net income (loss)	-	-	-	-	(764,259)	(764,259)
Ending balance at 12/31/24	8,381,816	838	1,958,511	380,723	(2,196,139)	143,933

See Accompanying Notes to these Unaudited Financial Statements

HMDMD INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	$ (764,259)	$ (690,091)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	21,486	-
Accounts Receivable	-	22,500
Prepaid Expenses	173,966	(174,067)
Inventory Assets	(367,700)	51,375
Accounts Payable	191,525	7,737
Accrued Expenses	297,108	(149,445)
Deferred Revenue	451,440	52,810
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:	$ 767,825	$ (189,090)
Net Cash provided by (used in) Operating Activities	$ 3,566	$ (879,181)
INVESTING ACTIVITIES	-	-
Fixed Assets - Net	$ (426,150)	$ -
Net Cash provided by (used in) Investing Activities	$ (426,150)	$ -
FINANCING ACTIVITIES		
Interest Accrued on Note	$ 2,724	$ 2,731
APIC - Stock Options	81,283	121,275
Net Cash provided by (used in) Financing Activities	$ 84,007	$ 124,006
Cash at the beginning of period	$ 1,147,387	$ 1,902,562
Net Cash increase (decrease) for period	$ (338,577)	$ (755,175)
Cash at end of period	$ 808,810	$ 1,147,387

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HMDMD, Inc. ("the Company") was formed in Delaware on January 30, 2019. The Company is a medical device company focused on development and commercialization of head-worn displays specifically engineered and manufactured for use by surgeons and interventional physicians in integrated digital operating and procedure suites. The Company's first product, CR3 Wearable Surgical Monitor, developed in conjunction with the Company's development and manufacturing partner, Kopin Corporation (Kopin), under an exclusive technology licensing agreement signed in 2019, allows for access to their patented technology and know-how for use in the exclusive field during surgical and Interventional Medicine procedures in medical facilities. These facilities include hospitals, clinics and doctors' offices, during the performance of surgical procedures, other invasive or interventional, diagnostic or training procedures. In order for the Company to maintain its exclusivity, it must meet certain quarterly minimum product order quantities from Kopin. There are no payments due under the licensing agreement however, the licensee has been issued a 10-year warrant (Technology License Warrant). The Technology License Warrant, if exercised, would require the Company to issue additional shares of equity, which could result in a dilution of approximately 14.3% based on fully dilutive shares outstanding at the time of exercise.

CR3 is registered with the FDA and the European Union equivalent (CE Mark). The Company is based in Solana Beach, California.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred losses for the past two years, fluctuating cash flows from operations, and an accumulated deficit of $2.2 million as of December 31, 2024. To date, the Company's revenues have not been sufficient to cover its full operating costs, and as such, it has been dependent on funding operations through the funding of product development and customer deposits. The Company will need to raise additional funds through product sales, sale of equity securities, and/or debt financing however, the timing and quantity of product orders from distributors and the raising of additional funds are not solely within the control of the Company. The financial statements do not include any adjustments that might result from the outcome of this condition. If the Company is unable to raise additional funds, or the Company's anticipated operating results are not achieved, management believes planned expenditures may need to be reduced in order to extend the time period that existing resources can fund the Company's operations.

The Company intends to fund ongoing activities by utilizing its current cash and cash equivalents on hand, from product and collaborative revenues and by raising additional capital through equity or debt financings. If management is unable to obtain the necessary capital, it may have a material adverse effect on the operations of the Company, or the Company may have to cease operations altogether.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $808,810 and $1,147,387 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts receivable

Accounts receivable primarily consist of receivables from customers and the Company does not accrue finance or interest charges. Accounts receivable are assessed for collectability on a periodic basis. An account receivable is written-off when it is determined that all collection efforts have been exhausted. Receivables are stated at estimated net realizable value and are reduced by an allowance for losses. The Company will determine the requirement for an allowance for losses based on history of past write-offs, collections and current credit conditions. At December 31, 2024, management determined that an allowance for losses was not required.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Inventory as of December 31,2024 was as follows:

	2024
Raw Materials – Parts	$320,000
Finished Goods – Demo Units	47,700
Outstanding balance	**$367,700**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024
Molds	5	373,888
Computer	3	2,919
Tooling	5	49,343
Less Accumulated Depreciation		(21,486)
Total		**404,664**

Accrued Expenses

Accrued expenses are comprised of the following:

	2024	2023
Accrued Compensation	149,500	-
Inventory – Demo Units	53,000	-
Development Fees	88,987	-
Accrued Vacation	2,885	-
Others	4,751	2,015
Outstanding balance	**299,123**	**2,015**

Deferred Revenue

At various dates, the Company received upfront payments or order deposits. When upfront payments or order deposits precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

	2024	2023
Deferred Revenue - Current	598,000	365,310
Deferred Revenue – Non Current	218,750	-
Total	**816,750**	**365,310**

In late 2020, the Company entered into a development agreement with a company to develop a semi-custom headset with micro displays for use in spine surgery. Under the agreement, they received an exclusive license for spine surgery. The exclusivity period expired at the end of 2023. In return the Company received development funding and an advance payment of $312,500 for the purchase of the developed headset. As of December 31, 2024, since there have been no headsets delivered under the agreement, the advance payment is recorded in Deferred Revenue Current. Should the Company not deliver the product under the agreement, the Company may need to refund the advance payment.

In June 2023 the Company entered into a Frame Procurement Agreement with Carl Zeiss Meditec AG for the Company's CR3 Wearable Surgical Monitor. In July 2024 the Frame Procurement Agreement was amended to include an exclusive research and development partnership in the field of surgical microscopy for the Company's CR3. In return the Company received development funding, amortized over the contract period of four years starting in July 2024, a commitment to purchase an agreed upon number of CR3 units over the next 4 years, and

$180,000 advance payment on the initial purchase of CR3. As of December 31, 2024, since there have been no units delivered under the agreement, the advance payment is recorded as Deferred Revenue Current and the unamortized development funding of $218,750 is recorded as Deferred Revenue Non-Current.

The remaining balance of $18,000 as of December 31, 2024 is recorded in Deferred Revenue Current.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when upfront payments or order deposits precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Revenue is recognized when control of the product transfers to the customer, typically upon shipment or delivery, depending on contractual terms. The Company typically receives upfront deposits when orders are placed by the customer with the remaining balance due upon delivery in accordance with the agreed-upon terms. The Company had deferred revenue from both upfront product deposits and contract revenue, which is earned over the life of the contract period, of $816,750 and $365,310 for the years ended 2024 and 2023 respectively.

Sales & Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of business licenses, payroll, depreciation, professional fees, permits, travel, insurance, rent expense, office supplies, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

Under the Company's 2019 Equity Incentive Plan (the "Plan"), 3,000,000 shares of common stock have been authorized for stock options.

The Company used the Black-Scholes method to estimate the fair value of stock options granted on the grant date. The Company's stock price was determined using a combination of the market-based and income-based approaches, expected life is equal to the expected period over which the service will be performed, estimated volatility is based upon the historical volatility of the Company's peer group for periods consistent with the expected life of the stock options on the date of valuation, the risk free rate is equal to the U.S. Treasury yield curve in effect at the time of valuation, and the dividend rate is 0.00% due to there being no expectation of a future dividend payout. Forfeitures are accounted for in the period they occur.

Management used the following assumptions to estimate the grant-date fair value of the stock options issued during 2024:

Expected dividend yield	0.00%
Risk-free interest rate	4.29% – 4.65%
Expected life in years	5.0 – 5.5
Expected volatility	72.8% – 73%
Fair value of common stock	$0.05 * $1.10

Option activity under the Plan for the years ended December 31, 2024 and 2023, is summarized as follows.

	Total Stock Options	**Weighted Average Fair Value**
Total Stock Options Outstanding, January 1, 2023	983,000	$0.70
Granted	-	-
Exercised	-	-
Cancelled	-	-
Total Stock Options Outstanding, December 31, 2023	**983,000**	$0.70
Granted	2,076,000	$0.05
Exercised	-	-
Cancelled	(468,000)	$1.10
Total Stock Options Outstanding, December 31, 2024	**2,591,200**	$0.05

	Nonvested Stock Options	Weighted Average Fair Value
Nonvested Shares, January 1, 2023	425,050	$0.70
Granted	321,650	$0.70
Vested	-	-
Cancelled	-	-
Total Nonvested Shares, December 31, 2023	**746,700**	**$0.70**
Granted	2,076,000	$0.05
Vested	(1,642,062)	$0.05
Cancelled	(363,250)	$1.10
Total Nonvested Shares, December 31, 2024	**817,388**	**$0.05**

For the year ended December 31, 2024, the Company recognized stock-based compensation expense of $81,284.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Each warrant is exercisable into one share of stock. During the year ended December 31, 2024 and December 31, 2023, no warrants were issued, exercised or expired. The outstanding warrants as of December 31, 2024, and 2023 remain at 3,311,653, with a weighted average exercise price of $0.04, detailed as follows:

	Number of Warrants	Expiration Date	Weighted Average Exercise Price
Kopin Note Warrant – Equity Securities	1,131,397	1/31/2029	$0.001
Kopin Technology Warrant – Equity Securities	2,101,166	11/5/2029	$0.001
Placement Agent Warrants – Common Stock	79,090	10/29/2026	$1.10
Total Warrants as of 2024 and 2023	**3,311,653**		**$0.04**

Under the Kopin Warrants, if at the time of exercise there are two or more classes of capital stock authorized and issued, Kopin may choose the class for which it wishes to exercise their warrants. The Kopin warrants listed above are based on the fully dilutive shares as of December 31, 2024. Should the Company issue additional equity securities prior to the warrants' expiration dates, it would automatically require the Company to issue additional shares of equity to Kopin to maintain their percentage interest in the Company.

The Placement Agents Warrants, which were connected with the issuance of a capital transaction in 2021, have down round protection should the Company enter into a securities transaction at a price below $1.10 per share. If the per share value of the common stock issued in a securities transaction is less than the per share exercise price of the warrants, such exercise price will be equal to the lesser of the issue price of the securities issued or a 20% discount to such event.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Kopin Corporation, the Company's contract developer and manufacturer, have warrant rights to acquire 22% of the Company's equity granted in connection with the Convertible Promissory Note and the Technology License Agreement. See Note 1 and 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Note - On January 23, 2019, as amended on December 8, 2020, the Company issued a Convertible Promissory Note (the 'Note') with a principal value of $100,000, bearing interest at 2.72% per annum to Kopin. The Note, and any accrued and unpaid interest, at the option of the holder, is convertible into cash or the Company's equity securities, in the form of a ten-year Warrant (Kopin Note Warrant) at the time of conversion. The Note will be deemed satisfied if Kopin exercises the warrant.

If the Note and any accrued and unpaid interest is converted into the Kopin Note Warrant, the warrant would automatically require the Company to issue additional shares of equity, which could result in a dilution of up to 7.7% of the fully dilutive shares outstanding at the time of exercise.

The Note has been classified as debt in the Company's financial statements. The conversion feature is not detachable and therefore does not result in separate accounting for the debt and equity components. The fair value of the warrant will be recognized as equity upon conversion. The Note is subject to acceleration in the event of default, including breach of certain covenants, in which case the outstanding principal and accrued interest would become immediately due and payable.

The accrued interest on the note as of December 31, 2024 and December 31, 2023 is $15,873 and $13,149, respectively.

NOTE 6 – EQUITY

Pursuant to Certificate of Incorporation dated January 30, 2019, the total number of shares that the Company is authorized to issue is 20,000,000 shares of common stock with a $0.0001 par value. As of 2024 and 2023, there were 8,381,816 common shares were issued and outstanding

Voting: The holders of common shares are entitled to one vote for each share of common stock held.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Wearable Displays Purpose Built for Surgeons Today

HMDmd is working to revolutionize surgical visualization with ultra-high definition wearable monitors designed specifically for use in microsurgery, robotic and minimally invasive surgery and interventional procedures. The CR3 Wearable Surgical Monitor market introduction is in April 2025, in partnership with surgical microscope market leader Carl Zeiss Meditec.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Introducing the Evolution of Surgical Visualization
Precision. Ergonomics. Ultra-High Definition.
HMDmd

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.65 Per Share

MIN INVEST ⓘ $499.95

VALUATION $24.24M

REASONS TO INVEST

Advancing Surgical Precision with Wearable Displays: HMDmd Combined Reality wearable surgical monitors provide natural 3D visualization while reducing surgeon fatigue. Our LookDown feature ensures seamless transitions between viewing the surgical anatomy and preserving situational awareness in the operating room.

A team of MedTech Pioneers: Our founders developed the first FDA-cleared surgical wearable monitor and bring decades of experience in medical device innovation and commercialization.. The team has implemented successful medical device product introductions and orchestrated strategic industry partnerships.

Estimated $10-15B Total End-user Available Market Opportunity: HMDmd will access this significant emerging market via a series of partnering agreements. We have an exclusive technology License Agreement with Kopin Corporation, a leading developer and provider of innovative display and application-specific optical solutions. Our commercialization model is partnering with companies which develop and market surgical systems which will be enhanced with the addition of leading-edge, ergonomic, high performance 2D and 3D visualization capability. The first of these partnering agreements is with Carl Zeiss Meditec, the global leader in surgical microscopes, for which shipments of our CR3 Wearable Surgical Monitor commenced in April 2025.

TEAM



John Lyon • Co-founder, Chief Executive Officer and Chairman of the Board

John R. Lyon is CEO of HMDmd, Inc, which he co-founded in 2019, to develop wearable display systems for surgical and interventional systems. Previously, he was a business development consultant to early stage medical device companies. His assignments included incubating two endoscopy applications, planning commercialization strategy for an obesity device and operating roles in obesity and dermatology companies. In 1993 he founded Vista Medical Technologies, a pioneer in 3D visualization for minimally invasive surgery; he was CEO until 2005 and Chairman from 2001 to 2007. Vista was spun out of a major aerospace company, with funding from venture capital and strategic partners. Prior to Vista, he was employed by The Cooper Companies (COO) from 1984 to 1992, serving variously as President of the International Division of Cooper LaserSonics, and President of CooperSurgical, a leading gynecology device company. He has also served as a non-executive independent director of six early-stage medtech technology companies.

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Howard Sampson • Co-founder, CFO

Howard Sampson is Chief Financial Officer and Co-Founder of the Company. He has over 40 years of senior financial experience, including 40 years in the biomedical industry taking companies from start-up to IPO. He has served five publicly traded companies as their CFO, in two of which he played an integral role in taking them from inception through IPO or acquisition. His career also includes extensive experience in venture capital funding, private equity financings, strategic partnerships and a reverse merger. He is a former KPMG CPA

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Allen Newman • Co-Founder, Senior Vice President, and Director

Allen has been at the forefront of developments in minimally invasive surgery since its inception. He has extensive experience of sales, marketing, business development, product conception and clinical applications with leading companies in the field. He has also been involved in multiple early stage companies as a consultant, principal and fund advisor. Previously, he has been retained by Olympus America, Inc. and his career also includes progressively senior positions with Karl Store Storz Endoscopy, ultimately serving as Vice President of Sales and Marketing. He was also a co-founder and Senior Vice President of Vista Medical Technologies, pioneering innovative 3D and Head Mounted Display visualization technology for minimally invasive surgery. He maintains an extensive global network of clinical and industry relationships in MIS surgery, endoscopy and related disciplines.

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James Lockwood • Chief Commercial Officer

James (Jamie) brings over 25 years of sales and marketing experience in the medical device market to HMDmd with over 30 medical device product launches on his resume. He has extensive experience in the neurosurgical, spine, surgical navigation, and interventional cardiology and radiology markets. Most recently he was the VP of Sales for Synaptive Medical, Inc where he led the sales team for their portfolio of imaging and navigation products for neurosurgery. Prior to Synaptive, Jamie launched the Orbeye Video Microscope at Olympus America, Inc, where he was awarded the prestigious Edison award for launch excellence. Jamie's other experience includes running Brainlab's U.S. spine division, J&J Depuy Synthes Spine minimally invasive marketing group and Boston Scienfic's peripheral vascular products. He maintains a robust network of clinical relationships in Neuro and Spine Surgery, Interventional Radiology and Vascular Surgery and other related disciplines and has extensive product and technology experience in digital platforms for surgical visualization.

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THE PITCH

The Future of Surgical Visualization is Wearable

Surgical procedures are rapidly evolving towards digital and image-guided techniques, requiring ultra-high definition visualization. Conventional OR monitors and surgical microscopes cause ergonomic strain and limit surgeon mobility and positioning.

HMDmd is solving this with lightweight, high-resolution wearable monitors designed specifically for microscopic, minimally invasive and robotic-assisted procedures. Our CR3 Wearable Monitor integrates with leading surgical imaging systems, offering surgeons a more ergonomic and immersive experience.


HMDmd
SITUATIONAL AWARENESS
AT ALL TIMES


The Future of
Surgical Visualization
Lightweight and comfortable
3D and 2D in high fidelity
HMDmd
Immersive visual experience
Enhanced visualization
True 3D &
high-resolution 2D
Reduced fatigue
Ultra-lightweight
ergonomic design
Seamless workflow
Stay focused without
turning away
Surgical Precision,
Enhanced

Traditional monitors cause fatigue and limit a surgeon's ability to work efficiently. HMDmd's CR3 Wearable Surgical Monitor delivers high-resolution 3D imaging, reducing strain and improving accuracy.

Wearable Displays for Digital Surgery

Minimally invasive, robotic, and image-guided procedures require precise visualization. Our lightweight 260g Combined Reality™ headset seamlessly integrates into the modern operating room workflow.

Images and videos above are computer-generated demo versions.

THE PROBLEM & OUR SOLUTION

Ergonomic Strain & Visualization Limitations in Surgery

Traditional surgical monitors and microscopes require surgeons to adopt awkward postures, leading to fatigue, discomfort, and long-term musculoskeletal injuries. 82%+ of surgeons report pain while operating, which affects performance and can shorten their careers.Traditional surgical monitors and microscopes require surgeons to adopt awkward postures, leading to fatigue, discomfort, and long-term musculoskeletal injuries. 82%+ of surgeons report pain while operating, which affects performance and can shorten their careers.

82%

of surgeons report pain and fatigue while operating.

69%

of surgeons experience significant discomfort, and many are forced into early retirement.



Surgeons rely on large, external screens

This disrupts focus and reduces surgical efficiency.

Current Wearable Displays are not built for Surgery

AR/VR headsets like Microsoft Hololens and Apple Vision Pro lack surgical-grade ergonomics and imaging capabilities.



*Annals of Medicine and Surgery, Volume 27, March 2018, pages 1-8

While VR and mixed reality (MR) solutions exist, they lack the necessary real-time responsiveness, ergonomics, and clarity required for precision surgery. Microsoft Hololens, Apple Vision Pro, and other consumer-grade displays fail to provide the seamless 3D surgical visualization experience needed for real-time procedures.

Ergonomic Strain & Visualization Limitations in Surgery

HMDmd's CR3 Wearable Monitor incorporates aCombined Reality™ display, designed specifically for surgeons.

- Natural, ultra-high definition 3D with true depth perception.
- LookDown™ feature provides seamless transition between surgical display and direct view of patient and instruments.
- 260g ultra-lightweight design minimizes fatigue and enhances comfort during long procedures.
- Peripheral vision preserved → Surgeons remain visually connected with the OR team.
- Open-display design – situational awareness at all times mitigates the cybersickness and stress frequently associated with enclosed Augmented and Virtual Reality headsets.


Natural 3D visualization
Peripheral vision retained
LookDown™ feature
Seamless integration with modern ORs
Ultra-lightweight ergonomic design
Medical-grade & FDA-compliant

The CR3 is an ergonomic, high-performance visualization device designed to provide a more comfortable and efficient operating room environment.

MARKET OPPORTUNITY & TRACTION

An Estimated $10-15B Market Opportunity for Wearable Surgical Visualization

The demand for real-time, high-resolution visualization in surgery is increasing, driven by robotics, digital and microsurgery, and AI-driven surgical assistance.

HMDmd's market focus includes:



- **Microsurgery**
- **Minimally Invasive Surgery (MIS)**
- **Robotic-Assisted Surgery**
- **Endoscopy & Laparoscopy**
- **Interventional Cardiology & Radiology**
- **Surgical Navigation**

Wearable surgical displays will soon become as common as monitors in ORs and interventional suites.

Strategic Relationships & Competitive Edge

HMDmd is making progress in digital surgery visualization.

- **Exclusive Licensing & Strategic Relationships**
  - Kopin Corp. – Providing an exclusive license for surgical applications of an extensive IP portfolio plus track record of specific development and manufacturing experience
  - Zeiss – Exclusive global distribution rights in surgical microscopy and R&D partnership
  - Extending the OEM Distribution Model – In discussions with leading surgical system manufacturers
- **Product Development & Future Roadmap**
  - HMDmd CR3 Wearable Surgical Monitor launched in April 2025
  - Early next-generation platform upgrades and developments in planning stages
  - Strategic Clinical Advisory Board with world-renowned institutions and surgeons
- **Industry Recognition & Demand**
  - Surgeons enthusiastic to evaluate our wearable display technology
  - Aiming to set a new benchmark for 3D video visualization of digital surgery

**THE ABOVE ARE FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. THESE STATEMENTS DO NOT REFLECT A GUARANTEED OUTCOME.*

WHY INVEST

HMDmd is at the forefront of next-generation surgical visualization, solving a critical ergonomic and visualization problem for surgeons.

- Strong industry relationship model (both Kopin and Zeiss implemented)
- Model CR3 Wearable Surgical Monitor now being commercialized
- OEM distribution model is structured to enable broad market adoption & scalability
- Positioned as a new technology within an emerging $10-15B+ global market opportunity


HMDmd
Join us in transforming the future of surgical precision.

ABOUT

HEADQUARTERS
777 S Hwy 101 Suite 209
Solana Beach, CA 92075

WEBSITE
View Site

HMDmd is working to revolutionize surgical visualization with ultra-high definition wearable monitors designed specifically for use in microsurgery, robotic and minimally invasive surgery and interventional procedures. The CR3 Wearable Surgical Monitor market introduction is in April 2025, in partnership with surgical microscope market leader Carl Zeiss Meditec.

TERMS

HMDmd

Overview

PRICE PER SHARE
$1.65

VALUATION
$24.24M

DEADLINE
May. 20, 2025 at 3:06 PM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$499.95

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.60

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
75,151

MAX NUMBER OF SHARES OFFERED
748,484

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,581,275	$1,321,454
Cash & Cash Equivalents	$808,810	$1,147,387
Accounts Receivable	$0	$0
Short-Term Debt	$1,218,592	$494,545
Long-Term Debt	$1,437,342	$494,545
Revenue & Sales	$43,750	$0
Costs of Goods Sold	$62,564	$45,136
Taxes Paid	$0	$0
Net Income	-$764,259	-$690,091

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: For our returning investors and connections, HMDmd offers an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ | 5% bonus shares

Tier 2 Perk: Invest $10,000+ | 12% bonus shares

Tier 3 Perk: Invest $25,000+ | 20% bonus shares

The 10% StartEngine Venture Club Bonus

HMDmd Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.65/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "HMDMD INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JANUARY, A.D. 2019, AT 12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

7260374 8100
SR# 20211035910

Authentication: 202817776
Date: 03-25-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 01/30/2019
FILED 12:00 PM 01/30/2019
SR 20190597327 - File Number 7260374

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is HMDMD INC.
____.

2. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company
____.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 20000000 shares (number of authorized shares) with a par value of $ 0.0001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Corporation Service Company
Mailing Address 251 Little Falls Drive
Wilmington, DE Zip Code 19808

Corporation Service Company, Incorporator

By: /s/ Margaret Rosado
Assistant Secretary

Name: Margaret Rosado
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